Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,					Three Months Ended
						March 31,	March 29,
	2003	2004	2005	2006	2007	2007	2008

Earnings
Earnings before income taxes	$69,978	$1,725,891	$2,027,083	$2,692,435	$2,253,315	$589,667	$622,847

Plus: minority interests	23,904	80,840	110,650	219,121	293,501	60,572	91,771

Plus/(Less): losses/(earnings)
from equity investments	97	(4,070)	(476)	17,690	24,618	1,713	11,257

Plus: fixed charges (includes interest expense
and amortization of bond issuance costs
and settled swaps and estimated	27,151	30,645	36,571	40,351	55,381	10,589	30,372
interest on rent expense)

Plus: amortization of capitalized interest	-	108	216	216	216	54	54

Plus: distributed income of equity investees	-	-	-	3,172	8,072	797	4,003

Less: interest capitalized	(850)	(1,310)	-	-	(3,700)	-	(370)

Less: minority interests in subsidiaries
that have not incurred fixed charges	(23,904)	(80,840)	(110,650)	(219,121)	(293,604)	(60,523)	(91,780)

	$96,376	$1,751,264	$2,063,394	$2,753,864	$2,337,799	$602,869	$668,154

Fixed charges
Interest expense and amortization of
bond issuance and settled swaps	27,151	30,645	36,571	40,351	55,052	10,543	30,154

Estimated interest on rent expense	-	-	-	-	329	46	218

Total Fixed Charges	27,151	30,645	36,571	40,351	55,381	10,589	30,372

Ratio of earnings to fixed charges	3.55	57.15	56.42	68.25	42.21	56.94	22.00